Exhibit 1

NEWS RELEASE

North American Palladium Releases a Positive Preliminary Economic Assessment for its Lac des Iles Mine

PEA Demonstrates Potential for Major Open Pit Expansion and Mine Life Extension

All figures are in Canadian dollars except where noted. A Preliminary Economic Assessment (“PEA”) is at a scoping level and is therefore preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the conclusions in a PEA will be realized. All economic assessments are calculated at the Lac des Iles mine (“LDI”) level and therefore do not include certain costs including, but not limited to, corporate office, interest, financing and exploration expenses.

Toronto, Ontario, February 26, 2015 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) is pleased to announce the positive results of the Technical Report for the Lac des Iles Mine, Ontario, Incorporating a Preliminary Economic Assessment of the Mine Expansion Plan (“2015 PEA”).

NAP commissioned the 2015 PEA in mid-2014 to evaluate the results of an ongoing diamond drilling program and to update and re-scope the economic potential of the large mineral resource at LDI. The change in the exchange rate between the Canadian and U.S. dollar and improved palladium prices have increased the potential for exploitation of the mineral resource that, as of February 2015, consists of 71.5 million tonnes of measured and indicated resources at 1.98 g/t Pd and 15 million tonnes of inferred resource at 2.7 g/t Pd. Table 1 below provides a brief, high-level summary of the Company’s mineral reserve and mineral resource estimates. Please refer to NAP’s February 25, 2015 news release that provides additional details of the Company’s estimated mineral reserves and mineral resources.

Table 1

MINERAL RESERVES AND RESOURCES Category	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd Contained (000’s oz)
Total Proven Reserves	16,259	1.76	0.16	0.13	0.07	0.04	918
Total Probable Reserves	4,108	3.61	0.26	0.25	0.10	0.09	477
Total Proven + Probable Reserves	20,367	2.13	0.18	0.16	0.08	0.05	1,395
Total Measured Resources	43,080	1.83	0.20	0.13	0.07	0.05	2,532
Total Indicated Resources	28,388	2.20	0.21	0.16	0.08	0.06	2,011
Total Measured + Indicated Resources	71,468	1.98	0.20	0.14	0.07	0.06	4,543
Total Reserves and Measured & Indicated Resources	91,835	2.01	0.20	0.14	0.07	0.05	5,938
Total Inferred Resources	15,039	2.67	0.20	0.17	0.08	0.07

As released on February 25, 2015

NEWS RELEASE

Work on the 2015 PEA was carried out pursuant to the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Project (“NI 43-101”) and was conducted by the independent engineering firm Hatch Ltd., under the direction of Jim Gallagher, P. Eng., Chief Operating Officer of NAP.

The work completed in the 2015 PEA supports the following conclusions:

•	The Base Case is current operations with the addition of an open pit expansion (“Base Case”). The Base Case extends the life of mine to 2029 and results in an after tax net present value (“NPV”) of $593 million at a 5% discount rate.

•	The Base Case scenario indicates the following:

•	The current operations contribute 23 million tonnes at an average grade of 2.1 g/t palladium to the production plan and results in an after tax NPV of $457 million at a 5% discount rate;

•	The open pit expansion, with additional underground footwall material mined, requires project capital of $58.6 million, contributes 39 million tonnes at an average grade of 1.3 g/t palladium to the production plan and results in an after tax NPV of $136 million at a 5% discount rate, representing an after tax internal rate of return of 30%;

•	The Base Case consists of 62 million tonnes of mineralized material at an average grade of 1.6 g/t Pd; and

•	Using the Base Case economic assumptions, there is no negative cash flow throughout the mine life.

“The strong rate of return for the Base Case plan, a mine life of approximately 15 years and a NPV of almost $600 million is a very positive development for the Company,” said Phil du Toit, President and Chief Executive Officer. “Given that nearly all of the mineral resources for the pit expansion project are measured or indicated, we will be able to move quickly to evaluate the Base Case at a prefeasibility level.”

Figure 1 shows the current underground mine plan above the 1065 level, the potential open pit expansion, as well as the expansion potential below the 1065 level of the Offset Zone (“Phase 2”) discussed below under opportunities.

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Figure 1

Base Case
Pit Expansion
Shaft
Offset Footwall Zone (Above 1065L)
Roby Footwall Zone
Offset Fault
1065 Mine Level
Camp Lake Fault
Offset Hangingwall Zone
Open
Open
Offset Footwall Zone
Phase 2
0
150
300
metres

NEWS RELEASE

Figure 2 shows the tonnes mined and milled per day over the projected Base Case life of mine by location of mineralized material exploited.

Figure 2

Opportunities to Enhance the Base Case

•	A potential Phase 2 shaft deepening project currently includes 10.9 million tonnes of 3.3 g/t Pd mineralized material below the 1065 Level.

•	Project capital for Phase 2 is estimated to be $242.2 million generating an after tax internal rate of return of 7% and a $22 million NPV at a 5% discount rate using the Base Case economic assumptions.

•	These preliminary positive results indicate that further exploration and definition drilling is warranted as the addition of mineralized material will greatly improve Phase 2 economics.

“We are encouraged by the opportunities to enhance the Base Case with the Phase 2 expansion of the Lower Offset Zone,” added Mr. du Toit. “In parallel with our ongoing drilling program at depth, we will continue to optimize engineering for Phase 2 to help ensure the best business case is developed as and when the resource is better defined.”

“The exploration program for Phase 2 is only partially complete and we already have a potential project with a positive rate of return,” said Jim Gallagher, Chief Operating Officer. “We continue to drill to expand and upgrade the resource below the 1065 Level.”

NEWS RELEASE

Economic Evaluation

The economics for the LDI expansion options were evaluated through an after-tax discounted cash flow model. The open pit and Phase 2 expansion scenarios were evaluated independent of each other in order to assess the individual potential economic benefits. The key model assumptions and financial results, project returns and cash flows are presented below.

Given the large lower grade resource at the LDI site and the potential to convert this mineralized material into a life of mine plan of 15 years or greater, NAP concluded that using long-term consensus pricing was appropriate. NAP compiled a commodity price and exchange rate forecast from a variety of banks and market analysts. The consensus prices are summarized in the table below and are used in the Base Case and Phase 2 analysis.

Table 2

Price	Unit	2016	2017	2018	2019+
Palladium	USD$/oz	901	935	948	855
Platinum	USD$/oz	1,440	1,543	1,600	1,611
Gold	USD$/oz	1,265	1,253	1,246	1,275
Nickel	USD$/lb	9.31	9.53	10.11	8.87
Copper	USD$/lb	3.11	3.29	3.39	3.01
Exchange Rate	CAD per USD	1.15	1.12	1.11	1.11

(economic analysis calculated for 2016 onward)

The strong palladium market is supported primarily by a robust global automotive industry that is anticipated to continue its growth profile for years to come. This strong market outlook supports the use of long-term consensus pricing in the economic evaluation of the Base Case and Phase 2.

NEWS RELEASE

Financial Results

A summary of the financial results is shown in Table 3 below.

Table 3

LOM Totals (2016 and beyond)	Units		Current Plan	Open Pit Expansion	Base Case (Current Plan + Open Pit)	Phase 2
Production		kt	23,022	38,959	61,981	10,857
Pd (g/t)		g/t	2.11	1.28	1.59	3.27
Pd Recovery		%	81.2%	75.9%	78.5%	84.6%
Pd Recovered		oz	1,267,661	1,220,638	2,488,299	963,822
Pd Payable		oz	1,147,233	1,104,677	2,251,911	872,259
Net Smelter Return	CAD $	M	1,398	1,467	2,865	981
Total OPEX	CAD $	M	(815)	(987)	(1,801)	(533)
EBITDA	CAD $	M	584	480	1,064	448
CAPEX	CAD $	M	(94)	(196)	(289)	(285)
Pre Tax Cash Flow	CAD $	M	545	284	830	164
Taxes	CAD $	M	(24)	(36)	(60)	(45)
After Tax Cash Flow	CAD $	M	521	249	770	119
After Tax NPV @5%	CAD $	M	457	136	593	22
After Tax IRR		%		30%		7%

NEWS RELEASE

Financial Evaluation of Cash Flows for the Base Case

The LDI level cash flow for the Base Case is illustrated in Figure 3 below.

Figure 3

Cash Flows and NPV ($ CAD millions)
1,000
800
600
400
200
-
(200)
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
Cash Flow From Operations
Total Capital
Expenses
Revenue
Cumulative NPV
Cumulative after tax cash flow

Low Risk Relative to Other PGM Expansion Projects

The execution risk for the development of the proposed Base Case mining plan is much lower than that of a greenfield project for a number of reasons, including:

•	LDI is located in one of the world’s most mining friendly jurisdictions near established regional infrastructure;

•	The expansion is an extension of an existing mine that has been operating for more than two decades and has fully developed infrastructure in place;

•	LDI has an existing shaft and an operating mill with excess capacity, known recoveries and a permitted tailings facility with long-term expansion capability;

•	The operating team and senior management are experienced and have successfully managed projects of similar size and complexity in the past;

NEWS RELEASE

•	The Company has long-established and positive relations with the regional First Nations communities.

•	As in any mining project there are risks associated with geological interpretation and geo-mechanics. Since LDI is an operating mine, many of these risks are understood but will require further analysis at the next level of study.

Moving Forward

Based on the 2015 PEA study, next steps for the Company include:

•	Commence a pre-feasibility study on the Base Case, that includes the open pit expansion and selective mining of the footwall zones.

•	Investigate opportunities of accelerating certain of the higher grade open pit areas that exist within the shell of the open pit expansion.

•	Conduct exploration and definition drilling at depth to upgrade and expand the Offset Zone resource to improve the business case for a Phase 2 shaft deepening.

•	Perform engineering optimization studies for Phase 2.

The NI 43-101 Technical Report for the Lac des Iles Mine, Ontario, Incorporating a Preliminary Economic Assessment of the Mine Expansion Plan will be filed on SEDAR and on the Company’s web site at www.nap.com on or before March 31, 2015.

Technical Information and Qualified Persons

The content of this news release has been reviewed and approved by Dave Peck, P.Geo., the Company’s Vice-President, Exploration, an employee of NAP. Robert Duinker, P. Eng., Senior Consultant at Hatch Ltd., has reviewed and approved the disclosure of the economic evaluation and cash flow estimates. Brian Young, P. Eng., Senior Mining Consultant at Hatch Ltd., has reviewed and approved the disclosure of the Life of Mine plan and associated production data for the Base Case and Phase 2 scenarios. Messrs. Peck, Duinker and Young are Qualified Persons as defined in National Instrument 43-101.

Additional information can be found in NAP’s Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2015 PEA Conference Call & Webcast Details

Date:	Thursday, February 26, 2015
Time:	10 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 8162691, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 8162691, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

NEWS RELEASE

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information, please contact:

John Vincic

Telephone: 416-360-7374

Email: IR@nap.com

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘potential’, ‘preliminary’, ‘believe’, ‘forecast’, ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as statements with respect to future exploration results, the exploration potential of LDI, projected capital requirements, operating and capital cost estimates, project timelines, production plans, mining and milling rates, cash flows, projected grades, mill recoveries, metal price and foreign exchange rates, and other statements that express management’s expectations or estimates of future performance. Forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that exploration targets may not meet management’s expectations, uncertainty of mineral reserves and resources, metal price and foreign exchange rate volatility, the possibility that the LDI mine may not perform as planned, and uncertainty of ability of the Company to obtain financing to meet its financial obligations as they become due. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are also based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release include, but are not limited to: that current estimates of mineral reserves and resources are accurate, that the Company’s interpretations of the ore body are accurate, that the Company will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting operations, and that prices for key mining and construction supplies,

NEWS RELEASE

including labour, will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.